

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED

2006 AUG 25 P 12: ~0

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

06016327

11 August 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Dear Sirs, *New GKN PLC*

GKN plc
- **Interim Report**

For your information I enclose a copy of the above announcement which was released today.

Yours faithfully,

S. De Ritter

Sandie De Ritter

Enc

dw 8/25

PROCESSED

AUG 2 8 2006

THOMSON
FINANCIAL

GKN plc is registered in England No4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane,
Redditch, Worcestershire B98 0TL, England

Regulatory Announcement

Go to market news section



Company	GKN PLC
TIDM	GKN
Headline	Doc re Interim Report
Released	16:14 10-Aug-06
Number	PRNUK-1008

GKN plc

The 2006 GKN plc Interim Report has been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility.

The Interim Report is also available on the GKN website at www.gkn.com.

The UK Listing Authority's Document Viewing Facility is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

G Denham

Company Secretary

10 August 2006

END

Close